Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Diversified Currency Opportunities Fund f/k/a
Nuveen Multi-Currency Short-Term Government
Income Fund

333-140868
811-22018

    At a meeting held on July 30-August 1, 2012, the Board
of Trustees of the Fund (the Board ) authorized the Fund to reposition its portfolio. The goal of the overall restructuring of the global income funds is to enhance the Funds ability to generate competitive returns and narrow the Funds trading discount by:

Simplifying the investment strategy to offer broad-based currency exposure and interest rate diversification;

Expanding investment flexibility to no longer focus only on countries with the highest short-term yields and to reduce risk from an appreciating U.S. dollar;

Reducing fund expenses over time and lowering investor trading costs as the increased size and greater number of common shares of the combined fund is expected to result in improved secondary market trading due to increased market liquidity, which may lead to narrower bid-ask spreads and

Eliminating confusion and competition from largely overlapping products.

The Board also approved changing the name of the Fund to Nuveen Diversified Currency Opportunities Fund in connection with its portfolio repositioning. In addition, the Benchmark was changed to a custom benchmark consisting of 50% Citigroup Non-U.S. World Government Bond 1-3
Year Index and 50% JP Morgan Emerging Local Markets
Index Plus.

The new policies and benchmark for the Fund took effect on October 10, 2012.

A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the SEC filing on October 12, 2012, under Form
497, accession number 0001193125-12-422194.